SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                 SCHEDULE 14D-9


         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                            PRIME GROUP REALTY TRUST
                            (Name of Subject Company)

                            PRIME GROUP REALTY TRUST
                      (Name of Person(s) Filing Statement)
                           --------------------------

         Common Shares of Beneficial Interest, par value $0.01 per share
                         (Title of Class of Securities)
                           ---------------------------

                                   74158J 10 3
                      (CUSIP Number of Class of Securities)

                                James F. Hoffman
            Executive Vice President - General Counsel and Secretary
                            Prime Group Realty Trust
                              77 West Wacker Drive
                                   Suite 3900
                             Chicago, Illinois 60601
                            Telephone: (312) 917-1300
                  (Name, address and telephone number of person
           authorized to receive notices and communications on behalf of the person(s) filing statement).
                           --------------------------

                                 With a copy to:

                                 Wayne D. Boberg
                                 Brian T. Black
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

At the Company:                            At the Financial Relations Board:
Richard S. Curto        Louis G. Conforti  Leslie M. Hunziker Leslie Loyet
Chief Executive Officer Co-President       General Inquiries  Investor Inquiries
312/917-1300            Chief Financial    312/640-6760       312/640-6672
                        Officer
                        312/917-1300



FOR IMMEDIATE RELEASE
THURSDAY, AUGUST 30, 2001

  PRIME GROUP REALTY TRUST ENTERS INTO EXCLUSIVITY AGREEMENT WITH CADIM INC. AND
                              THE PRIME GROUP, INC.


Chicago, IL, August 30, 2001 -- The Board of Trustees of Prime Group Realty Trust (NYSE: PGE)(the "Company") announced today that the Company entered into a 30-day exclusivity agreement with Cadim inc. ("Cadim"), an affiliate of CDP Capital [Caisse de depot et placement du Quebec] ("CDP Capital"), and The Prime Group, Inc. ("PGI"), an affiliate of Michael W. Reschke, the Chairman of the Board of the Company, subject to extension as described below. Pursuant to the exclusivity agreement, the Company has agreed to negotiate exclusively with Cadim and PGI concerning their previously announced written offer to acquire all of the Company's outstanding equity securities, other than its outstanding 9% Series B Cumulative Redeemable Preferred Shares and the equity held by PGI and certain of its affiliates. Among other things, the exclusivity agreement provides that the previously announced all cash $14.00 per share price offered by Cadim and PGI will be increased to $14.50 per share.

The exclusivity agreement also provides that the Company will not solicit or encourage any inquiries or offers from any third-parties relating to any merger, acquisition, tender offer, exchange offer, consolidation or similar business combination transaction involving the Company (a "Third-Party Offer") during the exclusivity period. In the event that the Company pursues an unsolicited, "superior" Third-Party Offer prior to the extension, expiration or earlier termination of the exclusivity period and the execution of a definitive acquisition agreement, the Company will pay Cadim a break-up fee of $5.0 million.

If Cadim elects to give the Company written notice that Cadim is satisfied with its due-diligence investigation and intends to proceed with the transaction at the $14.50 per share offer price, the exclusivity period will expire 15 days following delivery of the notice. In this event, the break-up fee will be increased to $10.0 million for the period from the delivery of the notice until the earlier of the expiration of such 15-day period or expiration of the original 30-day exclusivity period. To the extent the 15-day period extends beyond the original 30-day exclusivity period, the break-up fee will revert to $5.0 million for that portion of the 15-day period that extends beyond the original exclusivity period. In the event that the Company is required to pay Cadim a break-up fee, the Company also will reimburse Cadim and PGI for the out-of-pocket costs incurred after the date of the exclusivity agreement in connection with the proposed transaction. In addition, the exclusivity agreement provides that if the Company enters into a definitive acquisition agreement with Cadim and PGI, the agreement will provide for an aggregate break-up fee of $20.0 million payable solely to Cadim (and reimbursement of expenses) under normal and customary circumstances. In no event will PGI receive any portion of the break-up fees described above.

The Company intends to promptly commence negotiations, through its Committee of Independent Trustees, with Cadim and PGI, and to assist them in their due diligence during the exclusivity period. There can be no assurance that the Company will enter into a definitive agreement with Cadim and PGI.

During  its  discussions  with  Cadim  and  PGI,  the  Company's   Committee  of
Independent Trustees and its financial and legal advisors also engaged in discussions with representatives of K Capital Partners, LLC and certain of its affiliates (collectively, "K Capital"), regarding a possible business combination transaction between the Company and K Capital. However, at the time the Company determined to enter the exclusivity agreement with Cadim and PGI, K Capital had not submitted an offer to the Company.

CDP Capital is a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada. Cadim is a real estate company which invests mainly in the residential sector and related products, and in non-conventional real estate investments such as real estate securities and opportunity products. It forms partnerships with strategic investors, including real estate promoters, managers and builders who usually assume the day-to-day real estate management on behalf of Cadim. The assets under management by CDP Capital total approximately 125 billion Canadian dollars diversified in the Americas, Asia and Europe.

Prime Group Realty Trust is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) that owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. The Company's portfolio consists of 26 office properties, containing an aggregate of 9.2 million net rentable square feet and 30 industrial properties containing an aggregate of 3.9 million net rentable square feet. The portfolio also includes approximately 234.2 acres of developable land as well as rights to acquire more than 135.0 additional acres of developable land, which management believes could be developed with approximately 7.2 million rentable square feet of office and industrial space. In addition, the Company has equity ownership interests in three development ventures, including the 1.5 million square foot Dearborn Center project in downtown Chicago.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect management's current views with respect to future events and financial performance. The words "believes", "expects", "anticipates", "estimates", and similar words or expressions are generally intended to identify forward-looking statements. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, changes in general economic conditions, adverse changes in real estate markets as well as other risks and uncertainties included from time to time in the Company's filings with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE
SEC. THE COMPANY'S SHAREHOLDERS WILL BE ABLE TO OBTAIN ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE COMPANY URGES ITS SHAREHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER DESCRIBED ABOVE.

                        SUPPORT AND STANDSTILL AGREEMENT


     THIS SUPPORT AND STANDSTILL AGREEMENT (this "Agreement") is entered into as of this 30th day of August, 2001 by and among CADIM INC. (together with its affiliates, "CADIM"), THE PRIME GROUP, INC. ("PGI"), PRIME GROUP REALTY TRUST ("PGE") and PRIME GROUP REALTY, L.P. ("PGLP").

     WHEREAS, CADIM and PGI (the "Acquiring Parties") submitted to PGE a written offer letter dated August 23, 2001 (the "Offer Letter") expressing interest in pursuing a potential business combination transaction with PGE.

     WHEREAS, the Acquiring Parties and PGE, and their respective advisors, have participated in discussions regarding the Offer Letter and the parties wish to enter into further negotiations with respect to completing a transaction of the type discussed in the Offer Letter, except that the Acquiring Parties have agreed that the proposed offer price shall be $14.50 per common share, Series A Preferred Share and common unit of PGLP (the Offer Letter including the new proposed offer price shall be referred to herein as the "Proposal").

     NOW, THEREFORE, in consideration of PGE's expressed willingness to enter into negotiations with the Acquiring Parties and their respective undertakings herein, the parties do hereby agree as follows:

1. Good Faith Negotiations; Due Diligence. PGE and the Acquiring Parties will promptly commence good faith negotiations concerning the structuring, terms, conditions, approvals and implementation of a possible business combination transaction of the type summarized in the Proposal (the "Proposed Transaction") and the parties will use their reasonable best efforts to negotiate in good faith and execute definitive documentation on reasonable and customary terms subject to CADIM's satisfaction with its due diligence investigation during the Thirty-Day Period (as defined herein). PGE will promptly provide CADIM with all reasonable due diligence materials concerning PGE, its operating partnership, PGLP and their respective subsidiaries and affiliates, all of their respective properties and other assets, as well as information concerning PGE's and PGLP's obligations and liabilities, as CADIM may reasonably request.

2. Confidentiality. CADIM agrees that (a) all information regarding PGE, PGLP and their subsidiaries furnished to CADIM, whether prior to or after the date of this letter, in connection with CADIM's consideration of the Proposed Transaction (the "Evaluation Materials") will be kept strictly confidential, and
(b) the Evaluation Materials will be used solely for the purpose of determining the desirability of the Proposed Transaction; provided, however, that Evaluation Materials may be disclosed to any of CADIM's or PGI's Representatives who need to know such information for the purpose of assisting CADIM and PGI in evaluating the Proposed Transaction (it being understood that such Representatives will be informed by CADIM or PGI, as applicable, of the contents of this Agreement and that, by receiving such information, such Representatives are agreeing to be bound by this Agreement). The term "Evaluation Materials" does not include information which was or becomes available to CADIM or its Representatives on a non-confidential basis from a source other than PGE, its affiliates or their Representatives, provided that neither CADIM nor any of its Representatives is aware that such source is under an obligation (whether contractual, legal or fiduciary) to PGE to keep such information confidential.

     For  purposes  hereof,   "Representatives"   means  a  party's  affiliates,
directors, trustees, officers, employees, controlling shareholders or owners, legal and financial advisors, accountants and other agents and representatives.

     If CADIM is requested in any judicial or administrative proceeding or by any governmental or regulatory authority to disclose any Evaluation Materials, CADIM will give PGE prompt notice of such request so that it may seek an appropriate protective order. If, in the absence of a protective order CADIM is nonetheless legally compelled to disclose Evaluation Materials, CADIM may make disclosure of such information to the extent it is legally required to disclose without liability hereunder.

     At any time after termination of discussions by either party to this Agreement with respect to the Proposed Transaction, upon the written request of PGE, CADIM will promptly redeliver or cause to be redelivered to PGE all copies of the Evaluation Materials furnished to or held by CADIM hereunder or destroy such materials.

3. Exclusivity and Standstill. During the period of 30 calendar days from the date hereof or such other date as the parties may mutually agree in writing (the "Thirty-Day Period"), subject to such Thirty-Day Period as it relates to exclusivity being modified pursuant to paragraph 5, while CADIM conducts its due diligence relating to PGE and PGLP and in consideration of the substantial time, effort and expense that CADIM will undertake, PGE agrees (a) that it shall not, and shall use its best efforts to ensure that its affiliates, officers, trustees, Representatives or agents shall not, take any action, either directly or indirectly, to initiate, assist, solicit or encourage, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a Transaction (as hereafter defined) other than a Transaction among CADIM, PGI, Prime Group VI, L.P., Primestone Investment Partners L.P., Prime Group Limited Partnership, Michael W. Reschke, PGE and their respective shareholders and affiliates (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or take any other action which may be reasonably expected to lead to any Acquisition Proposal; and (b) that it will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will advise such parties that it is not in a position to negotiate further with them during the Thirty-Day Period; provided, however, that the Board of Trustees of PGE or its Committee of Independent Trustees may furnish information to (pursuant to a confidentiality agreement on terms and conditions customary for similar transactions) and enter into discussions or negotiations with any person or entity that makes a bona fide Acquisition Proposal during the Thirty-Day Period that was not initiated, assisted, solicited or encouraged in violation of this Agreement, but only if (i) the Committee of Independent Trustees of the Board of Trustees of PGE, after consultation with and consideration of the advice of its independent financial advisors and outside legal counsel, determines in good faith that the Acquisition Proposal, if consummated as proposed, would result in a transaction more favorable to its stockholders than the Proposed Transaction (taking into account all relevant legal, financial, regulatory and other aspects of the proposal), (ii) such Acquisition Proposal is for 100% of the outstanding shares of beneficial interest of PGE (other than the Series B Preferred Shares) and 100% of the outstanding units of PGLP, (iii) the Committee of Independent Trustees of the Board of Trustees of PGE, after consultation with and consideration of the advice of its independent legal counsel, determines in good faith that such action is necessary for the Board of Trustees or its Committee of Independent Trustees to comply with its fiduciary duties to its stockholders under applicable law (any Acquisition Proposal satisfying each of the preceding clauses (i)-(iii) above shall be referred to as a "Superior Acquisition Proposal") and (iv) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, PGE provides written notice to CADIM that it is furnishing information to, or entering into discussions or negotiations with, such other person or entity in accordance with the provisions of this Section; provided, however, that nothing contained in this Agreement shall prohibit the Board of Trustees or its Committee of Independent Trustees from complying, to the extent applicable, with Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with regard to an Acquisition Proposal. A "Transaction" means a merger, acquisition, tender offer, exchange offer, consolidation or similar business combination transaction involving, or any purchase of all or any material portion of the assets or any equity securities of, PGE, PGLP or any subsidiary of either (excluding the sale of Dearborn Center, the sale of any joint venture interests similar to that in the Lupert & Adler transaction and other sales of, or joint ventures relating to, real property in the ordinary course of business consistent with past practice), or any other sale, dividend, split, reorganization, recapitalization, restructuring, spin-off or other disposition of equity securities of PGE, PGLP or any subsidiary of either or any similar transaction involving, directly or indirectly, PGE, PGLP or any subsidiary of either. In addition, the definition of Superior Acquisition Proposal contained in any definitive documentation shall contain a condition that the Superior Acquisition Proposal is not conditioned on obtaining financing.

4. Reimbursement and Due Diligence Break-Up Fee. If PGE determines to pursue a Superior Acquisition Proposal during the Thirty-Day Period (or the Fifteen-Day Period as defined in paragraph 5 below), then (i) PGE and PGLP shall pay solely to CADIM an aggregate break-up fee in the amount of $5.0 million (or $10.0 million as provided in paragraph 5 below) promptly following the event triggering this provision, and (ii) PGE shall reimburse CADIM and PGI for all of their respective reasonable fees and disbursements of counsel, accountants and other consultants and other reasonable out-of-pocket costs incurred subsequent to the date of this Agreement in connection with analyzing, structuring, participating in the negotiations of the terms and conditions, drafting and other activities related to the Proposed Transaction and the approvals and other actions needed for the implementation thereof, and in assisting CADIM's due diligence investigation of PGE in connection with the Proposed Transaction (the "Reimbursement"). Such Reimbursement shall be made within 30 days of CADIM or PGI, as applicable, submitting copies of the invoices for such costs to PGE. CADIM will not pay, directly or indirectly, any portion of any amount that it may receive pursuant to clause (i) of the first sentence of this paragraph to PGI or any officer or trustee of PGE.

5. Modification of Standstill and Exclusivity Period. If CADIM provides written notice to PGE (the "Notice") at any time on or prior to the expiration of the Thirty-Day Period that it intends to proceed with the Proposed Transaction at the offer price of $14.50 per share (subject to appropriate adjustment for any issuance of equity securities of PGE or PGLP) and that Cadim is satisfied with its due diligence investigation, then the parties agree to use their reasonable best efforts to continue to negotiate in good faith and execute definitive documentation during the 15-day period immediately following the date on which the Notice is delivered (such period being the "Fifteen-Day Period"). During the Fifteen-Day Period, the provisions of paragraphs 3 and 4 shall remain in effect with Fifteen-Day Period being substituted for Thirty-Day Period therein (i.e., the provisions of paragraphs 3 and 4 shall expire at the end of the Fifteen-Day Period); provided, however, that the aggregate break-up fee payable solely to CADIM pursuant to paragraph 4 during the period of time, if any, commencing at the time the Notice is delivered and ending at the end of the Thirty-Day Period shall be in the amount of $10.0 million. By way of example, if the Notice is delivered 20 days after the date hereof, the break-up fee shall be $10.0 million from the delivery of the notice through the tenth day following that date, thereafter the break-up fee shall be $5.0 million for the remaining 5 days of the Fifteen-Day Period and the exclusivity and standstill provisions of paragraph 3 shall extend for 5 days after the Thirty-Day Period.

6. Subsequent Break-Up Fee. PGE and CADIM agree that the definitive documentation shall contain an aggregate break-up fee in the amount of $20.0 million payable solely to CADIM (in addition to Reimbursement of expenses) under normal and customary circumstances. CADIM will not pay, directly or indirectly, any portion of any amount that it may receive as a break-up fee to PGI or any officer or trustee of PGE.

7. No Disclosure. Without the prior written consent of the other party, none of PGE, CADIM or PGI will, and each of such parties shall cause their respective affiliates and Representatives not to, make any release to the press or other public disclosure, or make any statement to any employee, competitor, customer, client or supplier of any of such parties or any of their subsidiaries or to any other person, with respect to either the fact that discussions or negotiations are taking place concerning the Proposal or the existence or contents of this letter, except for such public disclosure as may be necessary, based on advice of such party's outside counsel, for the party proposing to make the disclosure not to be in violation of or default under any applicable law, regulation or governmental order, in which event such party shall, prior to making such disclosure, inform the other parties of such proposed disclosure and reasonably cooperate with such other parties regarding the proposed content of such disclosure.

8. Remedies. It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement by a party hereto or any of its Representatives or affiliates and that the aggrieved party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for such breach, and each party further waives any requirement for securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party hereto of this agreement but shall be in addition to all other remedies at law or equity to the aggrieved party, including all other remedies provided for herein.

9. Choice of Law. This Agreement shall be governed by the internal laws of the State of Illinois and without regard to the conflicts of laws provisions thereof.

10. Several Obligations. The obligations of the parties pursuant to this Agreement are the several obligations of the respective parties, and no obligations shall be joint and several among any parties.

                              [signature page follows]

     WITNESS the execution hereof under seal as of the day and date first above written by CADIM, PGI and PGE, each by their duly authorized officer.

                               CADIM INC.


                                  By:  /s/Andre Collin
                                       -------------------------------
                               Title:  President

                                  By:  /s/Richard Dansereau
                                       ------------------------------
                               Title:  Vice President, Investments


                               THE PRIME GROUP, INC.


                                  By:  /s/Michael W. Reschke
                                       ------------------------------
                               Title:  Chairman of the Board
                                         and Chief Executive Officer


                               PRIME GROUP REALTY TRUST


                                  By:  /s/ Jeffrey A. Patterson
                                       -----------------------------
                               Title:  Co-President


                                PRIME GROUP REALTY, L.P.


                                   By:  Prime Group Realty Trust, its
                                         General Partner

                                   By: /s/ Jeffrey A. Patterson
                                       ------------------------------
                                Title: Co-President